Exhibit 99.1

VimpelCom Announced an Additional Nominee for Election to the Supervisory Board

Amsterdam (July 10, 2014)—VimpelCom Ltd (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, announced the nomination of Trond Westlie for election to the Company’s Supervisory Board at its 2014 annual general meeting of shareholders (“AGM”) on July 28, 2014. The record date for the AGM is June 25, 2014.

Mr. Westlie’s nomination is in addition to the initial list of 10 nominees that were previously announced by the Company. The updated full list of nominees appears below.

•	Dr. Hans Peter Kohlhammer

•	Leonid Novoselsky

•	Mikhail Fridman

•	Kjell Morten Johnsen

•	Andrei Gusev

•	Alexey Reznikovich

•	Ole Bjorn Sjulstad

•	Jan Fredrik Baksaas

•	Hamid Akhavan

•	Sir Julian Horn-Smith

•	Trond Ø Westlie

The Supervisory Board will continue to consist of 9 directors and therefore the 9 nominees with the highest number of votes will be elected to the Supervisory Board. The election of the Supervisory Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Supervisory Board. ADR holders eligible to vote at the AGM will receive new proxy material with the updated list of nominees and detailed information about the voting procedures.

Members of the Supervisory Board are elected for one-year terms, which will expire at the annual general meeting of shareholders to be held in 2015 (unless the director is removed from office or his office is vacated in accordance with the bye-laws).

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2014 VimpelCom had 218 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact Information

Investor Relations VimpelCom Ltd. Gerbrand Nijman ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach/Artem Minaev pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

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